FORM 25

Securities and Exchange Commission

Washington, D.C. 20549

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  033-43007

Issuer: Terra Nitrogen Company, L.P.
Exchange: New York Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4 Parkway North, Suite 400

Deerfield, Illinois 60015

(847) 405-2400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Units Representing Limited Partner Interests Evidenced by Depositary Receipts

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Terra Nitrogen Company, L.P. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 22, 2018	By	/s/ Douglas C. Barnard	Senior Vice President, General Counsel and Secretary of Terra Nitrogen GP Inc., the general partner of Terra Nitrogen Company, L.P.
Date		Name	Title

1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.